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Golden State Vintners, Inc.

Statement Regarding Computation of Per Share Earnings (Loss)

(In thousands, except per share data)

Exhibit 11

Basic and fully diluted earnings (loss) per share ("EPS") are determined as follows:

	Three Months Ended September 30,
	2002	2001

Basic EPS Computation
Numerator:
Net income (loss)	$810	$(344)

Denominator:
Weighted average common shares	9,513	9,518

Basic EPS	$0.09	$(0.04)

Diluted EPS Computation
Numerator:
Net income (loss) and assumed conversions	$810	$(344)

Denominator:
Weighted average common shares outstanding	9,513	9,518
Stock options	—	—

Adjusted weighted average common shares	9,513	9,518

Diluted EPS	$0.09	$(0.04)

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Golden State Vintners, Inc. Statement Regarding Computation of Per Share Earnings (Loss) (In thousands, except per share data)
Exhibit 11